November 3, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. David Lin

Re:	Prosperity Bancshares, Inc.
Registration Statement on Form S-4
Filed October 8, 2015
File No. 333-207346

Mr. Lin:

Please accept this letter as the responses of Prosperity Bancshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated October 29, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (the “Form S-4”).

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Cover Page

1.	Please revise to disclose the possible upward and downward adjustments to the merger consideration in greater detail. Alternatively, you may add a cross-reference to the relevant Q&A on pages 1—2 of the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosures on the cover page of the proxy statement/prospectus to include a cross-reference to the relevant Q&A on pages 1-2 of the prospectus. We believe this is preferable since the details of the adjustments are located immediately following the cover page and table of contents. Please see the fourth sentence of the first full paragraph of the cover page of the proxy statement/prospectus for the additional disclosure, which reads as follows:

United States Securities and Exchange Commission

November 3, 2015

The details of the possible adjustments to the merger consideration are described in the last question on page 1 under the heading “Questions and Answers About the Merger and the Special Meeting.”

Opinion of Tradition’s Financial Advisor, page 39

2.	We note your disclosure that Sandler O’Neill discussed certain projected financial information with the senior management of Prosperity, including:

•	certain projected transaction costs, purchase accounting adjustments, expected cost savings and other synergies, as disclosed in the sixth bullet on page 40; and

•	an estimated long-term annual growth rate and dividend payout ratio, as disclosed in the first full paragraph on page 41.

Please revise to disclose any material projections or provide us an analysis supporting your determination disclosure of such projections is not material.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Form S-4 to include the material projected financial information requested. Please see page 45 of Amendment No. 1 to the Form S-4 under the heading “Opinion of Tradition’s Financial Advisor” and page 53 under the heading “Opinion of Tradition’s Financial Advisor—Pro Forma Merger Analysis” for the additional disclosures. For ease of reference, the applicable paragraphs from those sections are below, with the additional disclosures underlined.

In preparing its analyses, Sandler O’Neill used internal financial projections for Tradition for the years ending December 31, 2015 through December 31, 2019, as discussed with the senior management of Tradition, and publicly available median analyst earnings per share estimates for Prosperity for the years ending December 31, 2015 and December 31, 2017 and an estimated long-term annual growth rate of 5.0% and a dividend payout ratio growing at $0.05 per share annually for each year thereafter, as estimated by Sandler O’Neill and discussed with the senior management of Prosperity. Sandler O’Neill also used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings that are described on page 53 below under the heading “Pro Forma Merger Analysis,” and which were discussed with the senior management of Prosperity. With respect to those projections and estimates, the respective senior management of Tradition and Prosperity confirmed to Sandler O’Neill that those projections and estimates reflected the best currently available projections and estimates of those respective managements of the future financial performance of Tradition and Prosperity, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to any such projections or the assumptions on which they are based. Sandler O’Neill also assumed that there was no material change in the respective assets, financial condition, results of operations, business or prospects of Tradition or Prosperity since the date of the most recent financial data made available to Sandler O’Neill as of the date of its opinion. Sandler O’Neill assumed in all respects material to its analysis that Tradition and

United States Securities and Exchange Commission

November 3, 2015

Prosperity would remain as going concerns for all periods relevant to its analyses. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the merger or any other transactions contemplated in connection therewith.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following, as discussed with the senior management of Prosperity as well as with the senior management of Tradition: (i) the merger closes in the fourth quarter of 2015; (ii) aggregate consideration value of $76.5 million ($39.0 million in cash consideration and $37.5 million in stock consideration) or $111.79 per share of Tradition common stock; (iii) a reversal of Tradition’s loan loss reserve equal to $4.7 million; (iv) a credit mark of $8.0 million; (v) a core deposit intangible equal to 1.50% of Tradition’s core deposits, amortized straight-line over eight years; and (vi) cost savings of 30% of Tradition’s estimated non-interest expense.

Financial Interests of Directors and Officers of Tradition...., page 58

3.	In the last bullet on page 58, you disclose that “Prosperity’s obligation to complete the merger is subject to Tradition Bank terminating and fully liquidating its deferred compensation agreements with certain executive officers....” Please revise to quantify the aggregate interests of each such executive officer with respect to the deferred compensation agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Form S-4 to quantify the aggregate interests of each such executive officer with respect to the deferred compensation agreements. Mr. Norris is the only executive officer with such an agreement. Neither Mr. Vickery nor Mr. Wooten has a deferred compensation agreement. Please see page 62 of Amendment No. 1 to the Form S-4 under the heading “Financial Interests of Directors and Officers of Tradition and Tradition Bank in the Merger—Deferred Compensation Agreements” for the additional disclosure. The paragraph from that section is below, with the additional disclosure underlined.

Deferred Compensation Agreements. Prosperity’s obligation to complete the merger is subject to Tradition Bank terminating and fully liquidating its deferred compensation agreements with certain officers, including one executive officer, Mr. Norris, whose aggregate payout under his deferred compensation agreement is estimated to be approximately $55,400, before the completion of the merger. Under the terms of the deferred compensation agreements, Tradition Bank may provide deferred compensation to these officers, either as a percentage of the officer’s annual bonus or as a result of the officer achieving certain performance objectives. Termination of the deferred compensation agreements in connection with a change of control accelerates the vesting and distribution of the officer’s account balance.

United States Securities and Exchange Commission

November 3, 2015

Material U.S. Federal Income Tax Consequences of the Merger, page 62

4.	We note your election to file short-form tax opinions as exhibits to the prospectus. Therefore, your disclosure in this section does not appear sufficient to constitute counsels’ tax opinions. We refer to your disclosure on page 63 that it is a condition to completion of the merger that each of Prosperity and Tradition will receive a legal opinion that the merger will be treated as a “reorganization.” Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion. Alternatively, please file long-form tax opinions.

Response: In response to the Staff’s comment, the Company has revised its disclosures in the Form S-4 to state clearly that the discussion in the tax consequences section of the proxy statement/prospectus is counsels’ opinion. Please see the last sentence of the first full paragraph under the heading “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger Generally” of Amendment No. 1 to the Form S-4 for the additional disclosure, which reads as follows:

Consistent with such tax opinions, the U.S. federal income tax consequences of the merger discussed within this “Material U.S. Federal Income Tax Consequences of the Merger” section reflects the opinion of Bracewell & Giuliani LLP and Thompson & Knight LLP, respectively.

In addition, the second paragraph from that section is below, with the additional disclosures underlined:

These opinions are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and the registration statement. In rendering their tax opinions and approving of this description of the U.S. federal income tax consequences of the merger, each counsel relied and will rely upon representations and covenants, including those contained in certificates of officers of Prosperity and Tradition, reasonably satisfactory in form and substance to each such counsel, and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations are inaccurate in any way, or any of the covenants are not complied with, these opinions and this description could be adversely affected. The opinions and this description represent each counsel’s best legal judgment, but have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. In addition, we have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurances that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

United States Securities and Exchange Commission

November 3, 2015

Exhibits

5.	Please file the following as exhibits to the registration statement:

•	the voting agreement, as discussed in the last paragraph of page 9; and

•	the employment agreements with Prosperity Bank, as discussed in the penultimate bullet on page 58.

Alternatively, please tell us how you concluded that you are not required to do so.

Response: The Company respectfully submits that these agreements are not required to be filed as exhibits to the Form S-4.

The Company has concluded that the voting agreement is not material to the Company and therefore is not required to be filed with the Form S-4 as a material contract under Item 601(b)(10) of Regulation S-K. Moreover, the Company respectfully submits that, even if the voting agreement were deemed to be a material contact, Item 601(b)(10) is not applicable to the Form S-4. Footnote 1 to the exhibit table set forth in Item 601(a) of Regulation S-K states that an exhibit need not be provided about a company if (1) an election has been made under Form S-4 to provide information about the company at a level prescribed by Form S-3 and (2) Form S-3 would not require the company to provide such exhibit if it were registering a primary offering. An election has been made under Form S-4 to provide information in the Form S-4 about the Company at a level prescribed by Form S-3, and Item 601(b)(10) of Regulation S-K is inapplicable to a Form S-3 registration statement. (See Response Letter from PacWest Bancorp dated May 19, 2015.)

With respect to the employment agreements, the individuals that have entered into such agreements are not, and upon completion of the merger will not be, directors or executive officers of the Company, and as a result, the Company does not believe that it is required pursuant to Item 601(b)(10) of Regulation S-K to file such agreements as exhibits to the Form S-4. Even if such individuals were directors or officers of the Company, the Company respectfully submits that Item 601(b)(10) is not applicable to the Form S-4 for the reasons discussed above.

In the event that the Company requests acceleration of the effective date of the Form S-4, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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November 3, 2015

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing its review of Amendment No. 1 as soon as possible. If you have further questions or require additional clarifying information, please call the undersigned at 281-269-7205.

Sincerely,

/s/ Charlotte M. Rasche

Charlotte M. Rasche
Executive Vice President and General Counsel